John L. Reizian

Vice President and Associate General Counsel

The Lincoln National Life Insurance Company

350 Church Street

Hartford, CT 06103-1105

Telephone: (860) 466-1539

Facsimile:  (860) 466-1778

John.Reizian@LFG.com

VIA EDGAR

December 16, 2009

Ms. Ellen Sazzman, Counsel

U. S. Securities and Exchange Commission

Office of Insurance Products

Division of Investment Management

Room 8634; Mail Stop 8629

100 F Street N.E.

Washington, DC  20549

Re:                              Lincoln Life Flexible Premium Variable Life Account Y (“Account”)

The Lincoln National Life Insurance Company

File No. 333-156123; 811-21028; CIK: 0001163403

Post-Effective Amendment No. 2, Form N-6, Rule 485(a)

Dear Ms. Sazzman:

This is in response to our conversation regarding the filing referenced above.  I have provided both a clean copy and a blacklined version containing the revisions for your review.  Below are the responses to your comments in the order in which they were presented.

1.  Cover Page

a.               Please confirm that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers associated with the contract.

Response:  The contract name on the front cover of the prospectus (American Legacy AssetEdgeSM VUL) is and will continue to be the same as the EDGAR class identifier.

b.              Please disclose to staff whether there are any types of guarantees or support agreements with third parties to support any of the company’s guarantees under the policy or whether the company will primarily responsible for paying out on any guarantees associated with the policy.

Response:  There are no guarantees or support agreements with third parties to support any of the Company’s guarantees under the policy.

c.               Please disclose to staff whether the Company intends on Rule 12h-7.

Response:  The Company does not intend to rely on Rule 12h-7.

d.              We have also added the following sentence to briefly explain the purpose of this supplement to be consistent with previously reviewed supplements.

Response:  We have included the following sentence in the introductory statement of the supplement:

These revisions are occasioned by a re-pricing of the insurance elements of the product and are more fully described below.

2.  Please disclose that 1) unlike the separate account, the general account is not segregated or insulated from the claims of the insurance company’s creditors and 2) investors are looking to the financial strength of the insurance company for its obligations under the contract including, for example, guarantees under the death benefit.

Response:  We propose to replace the subsection entitled “Policy values in the General Account”under the section of the prospectus entitled “Risks of Your Policy” which we believe more fully addresses the Commissions concerns:

Policy Values in the General Account.  Premium payments and Accumulation Values allocated to the Fixed Account are held in the Company’s General Account.  Unlike assets held in the Company’s Separate Account, of which the Sub-Accounts form a part, the assets of the General Account are subject to the general liabilities of the Company and, therefore, to the Company’s general creditors.  The general liabilities of the Company include obligations we assume under other types of insurance policies and financial products we sell and it is important to remember that you are relying on the financial strength of the Company for the fulfillment of the contractual promises and guarantees we make to you in the policy, including those relating to the payment of death benefits. For more information, please see “Lincoln Life, The Separate Account and The General Account” section of this prospectus.

3.  Explain when and how the changes disclosed in the Supplement will be updated in the prospectus.

Response:  Recipients of the prospectuses initially will be provided with a copy of the Supplement concurrent with the receipt of the prospectus.  The language will be made a cohesive part of the prospectus during the next comprehensive update filings made in May of 2010.

4.  Please clarify whether Partial Surrenders are aggregated to determine the application of a Surrender Charge.

Response:  Please note that there is no aggregation and that the limit is applied as of the date a Partial Surrender is requested.  Accordingly we propose the following changes:

a.               The first sentence of footnote 1 to the “Table I: Transaction Fees” under the Charges and Fees section of the Policy Summary is changed as follows.

“During the life of the policy, you may request one or more Partial Surrenders, each of which may not exceed 90% of your policy’s Surrender Value as of the date of the request.”

b.              The second sentence of the Partial Surrender provision under the Surrender Charges section of “Policy Charges and Fees:”is changed as follows:

“However, we reserve the right to limit the total amount of any Partial Surrender to 90% of the policy’s Surrender Value as of the date of your request for a Partial Surrender (see section headed “Policy Surrenders — Partial Surrenders” for a detailed discussion.)”

c.               The third sentence of the Partial Surrender provision under “Policy Surrenders” is changed as follow:

“The amount of any Partial Surrender may not exceed 90% of the policy’s Surrender Value as of the date of your request for a Partial Surrender.”

Thank you in advance for all your assistance regarding this filing.  Should you have any questions regarding this filing, please feel free to contact me at (860) 466-1539.

Sincerely,

/s/ John L. Reizian

John L. Reizian
Vice President and Associate General Counsel

The Lincoln National Life Insurance Company:

Lincoln Life Flexible Premium Variable Life Account Y

Supplement Dated November XX, 2009

To the Product Prospectuses dated May 1, 2009:

American Legacy AssetEdgeSM VUL

This Supplement outlines changes to the prospectus for American Legacy AssetEdgeSM VUL.  The changes described below will be applicable only to policies issued on or after                      , 2009, subject to state availability.  These changes apply only to new purchasers of the policy and not to current owners.  These changes are not optional. These revisions are occasioned by a re-pricing of the insurance elements of the product and are more fully described below:

Overview of the changes:

A. The calculation of the minimum death benefit payable under Death Benefit Option 2 (see, “Death Benefit Options” provision) has been changed.  The amount payable under Death Benefit Option 2 is stated as “the greater of” two amounts.  The change provides a higher “floor” by multiplying one of those amounts by a factor of 115%.

B. The calculation of the policy’s Specified Amount after the owner switches from Death Benefit Option 2 to Death Benefit Option 1 (see, “Changes to the Initial Specified Amount and Death Benefit Options” provision) has been changed.  A change from Death Benefit Option 2 to Death Benefit Option 1 changes the death benefit under the policy from one that may increase over time by the growth in the policy’s Net Accumulation Value to a level death benefit equal to the Specified Amount chosen by the owner.  The change described in this Supplement now provides that the new death benefit amount will be based on the Specified Amount increased by 15% or the policy’s Accumulation Value (as of the date the owner makes the switch), whichever is greater.

C.In the prospectus under “Policy Summary”, the provision with respect to “Risks of Your Policy”, the section entitled “Policy values in the General Account” has been changed.

D. In the prospectus, under “Policy Summary”, the provision with respect to Charges and Fees:

1.             The Maximum Charge shown in the Surrender Charge section of “Table I: Transaction Fees” has been changed.  It has been reduced from “$56.21 per $1000 of specified amount” to “$55.05 per $1000 of specified amount.”

2.             The Surrender Charges shown for a Representative Insured (male and female), shown in the Surrender Charge section of “Table I: Transaction Fees” have been changed.  The language has been revised under the “When Charge is Deducted” column and the Surrender Charge for the male Representative Insured has been changed from “$29.75 per $1000 of specified amount” to “$30.76 per $1000 of specified amount.”  The Surrender Charge for the female Representative Insured has been changed from

“$27.28 per $1000 of specified amount” to “$22.14 per $1000 of specified amount.”  The first sentence of Footnote 1 has been revised.

3.             The Cost of Insurance charges shown for a Representative Insured (male and female) shown in the Cost of Insurance section of “Table II: Periodic Charges Other Than Fund Operating Expenses” have been changed.  The Cost of Insurance charge for the male Representative Insured has been changed from “$0.20 per month per $1000 of Net Amount at Risk” to “$0.23 per month per $1000 of Net Amount at Risk.”  The Cost of Insurance charge for the female Representative Insured has been changed from “$0.15 per month per $1000 of Net Amount at Risk” to “$0.16 per month per $1000 of Net Amount at Risk”

4.             The Maximum Charge Shown in the Administrative Fee section of “Table II: Periodic Charges Other Than Fund Operating Expenses” has been changed.  The charge has been reduced from “$1.83 per month per $1000 of Initial Specified Amount or increase in specified amount” to “$1.25 per month per $1000 of Initial Specified Amount or increase in specified amount.”

5.             The charges shown in the Administrative Fee section of “Table II: Periodic Charges Other Than Fund Operating Expenses” for a Representative Insured (male and female) have been changed.   The charge for a male Representative Insured has been reduced from “$0.33 per month per $1000 of specified amount” to “$0.29 per month per $1000 of specified amount.”  The charge for a female Representative Insured has been increased from “$0.21 per month per $1000 of specified amount” to “$0.27 per month per $1000 of specified amount.”

E~~D~~. The ~~“Policy Charges and Fees”, the~~ General section of “Surrender Charges” under “Policy Charges and Fees” has been changed.  The fourth and fifth paragraphs of this section have been changed for clarity.   The schedule of maximum Surrender Charge Periods (i.e. the length of time during which Surrender Charges are applied) associated with the age of the insured on the Policy Date (or the date of an increase in specified amount) that follows the fifth paragraph has been replaced.

F. The Partial Surrender provision under the Surrender Charges section of “Policy Charges and Fees:” has been changed.  The second sentence of this section has been changed for clarity.

G~~E~~. The Mortality and Expense Risk Charge provision, under the section of the prospectus entitled “Policy Charges and Fees”, has been changed.  The current charge has been changed from an effective annual rate of 0.10% in policy years 1-20 and 0.0% thereafter to an effective annual rate of 0.15% in policy years 1-15 and 0.00% thereafter.

H.~~F.~~  The Persistency Bonus provision, under the section of the prospectus entitled “Premiums”, has been changed.  The policy year in which it will first be credited has been changed from policy year 21 to policy year 16.  The annual rate guaranteed to be credited has been changed from not less than 0.15% to 20%.

I. The Partial Surrender provision under the section of the prospectus entitled “Policy Surrenders” has been changed.  The third sentence of this section has been changed for clarity.

J~~G~~. The “Glossary of Terms” has been changed:  A definition for the term “Policy Year” has been added to provide additional clarity.

The changes noted above have resulted in changes in the numerical values in some of the representative calculations and tables included in the prospectus, dated May 1, 2009.  The tables, calculations and the sentences in which these numerical changes occur are set out below.

For more details on these changes, please see below.

Please refer to the May 1, 2009 prospectus for a discussion of all other provisions of your policy that are not discussed in this supplement.

This supplement is for informational purposes and requires no action on your part.  Please also note that certain terms used in this supplement are defined within the sentences where they appear, in the relevant provisions of the prospectus or in the prospectus Glossary, as amended by this Supplement.

The prospectus dated May 1, 2009 is being amended as follows (in order of how these respective sections appear in the prospectus):

Changes to “Risks of Your Policy” (under “POLICY SUMMARY”, sub-section “Risks of Your Policy”):

The following replaces the language under “Policy values in the General Account” paragraph:

Policy Values in the General Account.  Premium payments and Accumulation Values allocated to the Fixed Account are held in the Company’s General Account.  Unlike assets held in the Company’s Separate Account, of which the Sub-Accounts form a part, the assets of the General Account are subject to the general liabilities of the Company and, therefore, to the Company’s general creditors.  The general liabilities of the Company include obligations we assume under other types of insurance policies and financial products we sell and it is important to remember that you are relying on the financial strength of the Company for the fulfillment of the contractual promises and guarantees we make to you in the policy, including those relating to the payment of death benefits. For more information, please see “Lincoln Life, The Separate Account and The General Account” section of this prospectus.

Changes to “Charges and Fees” (under “POLICY SUMMARY”, sub-section “Changes and Fees”):

The following replaces the “Surrender Charge” section of Table I: Transaction Fees:

Charge	When Charge is Deducted	Amount Deducted

Surrender Charge*(1)

For~~Upon full surrender of your policy, the Surrender charge will be deducted for~~ up to 15 years from the Policy~~policy~~ Date ~~for the Initial Specified Amount~~ and ~~for~~ up to 15 years from the effective date of ~~for~~ each increase in specified amount,~~. Upon~~ a ~~Reduction in Specified Amount, the~~ Surrender Charge will be deducted at the time you effect a Full Surrender of your policy. For~~for~~ up to 10 years from the Policy Date ~~for the Initial Specified Amount and f~~or up to 10 years from the effective date of~~for~~ each increase in specified amount, a Surrender Charge will be deducted at the time you effect a Reduction in Specified Amount.

~~.~~

Maximum Charge	$55.05 per $1,000 of specified amount.

Minimum Charge	$0.00 per $1,000 of specified amount.

Charge for a Representative Insured	For a male, age 45, standard non-tobacco, in year one the maximum Surrender Charge is $30.76 per $1,000 of specified amount.

For a female, age 45, standard non-tobacco, in year one the maximum Surrender Charge is $22.14 per $1,000 of specified amount.

* These charges and costs vary based on individual characteristics.  The charges and costs shown in the table may not be representative of the charges and costs that a particular policy owner will pay.  You may obtain more information about the particular charges that would apply to you by requesting a personalized policy illustration from your financial advisor.

The following replaces the first sentence of Footnote “1” to the Table 1:  Transaction Fees” under the Charges and Fees Section of the Policy Summary:

(1) During the life of the policy, you ~~You~~ may request one or more Partial Surrenders, each of which may not exceed ~~totaling~~ 90% of your policy’s Surrender Value as of the date of your request.~~without the imposition of a Surrender Charge.~~  If you wish to surrender more than 90% of your policy’s Surrender Value, you must request a Full Surrender of your policy, which is subject to the Surrender Charge reflected in the table above.  (See section headed “Partial Surrenders” for a discussion of Partial Surrenders of your policy.)

The following replaces the “Charge for a Representative Insured” under the Cost of Insurance section of Table II: Periodic Charges Other Than Fund Operating Expenses:

Charge	When Charge is Deducted	Amount Deducted

Cost of Insurance Charge for a Representative Insured	Monthly	For a male, age 45, standard non-tobacco, in year one the guaranteed maximum monthly cost of insurance rate is $0.23 per month per $1,000 of Net Amount of Risk.

For a female, age 45, standard non-tobacco, in year one the guaranteed maximum monthly cost of insurance rate is $0.16 per month per $1,000 of Net Amount at Risk.

The following replaces the “Administrative Fee” section of Table II: Periodic Charges Other Than Fund Operating Expenses:

Charge	When Charge is Deducted	Amount Deducted

Administrative Fee*	Monthly	A flat fee of $10 per month in all years.

In addition to the flat fee of $10 per month, for the first ten policy years from issue date or increase in specified amount, a monthly fee per dollar of Initial Specified Amount or increase in specified amount as follows:

Maximum Charge		$1.25 per month per $1,000 of Initial Specified Amount or increase in specified amount.

Minimum Charge		$0.01 per month per $1,000 of Initial Specified Amount or increase in specified amount.

Charge for a Representative Insured		For a male age 45, standard non-tobacco, the maximum additional monthly charge is $0.29 per month per $1,000 of specified amount.

For a female age 45, standard non-tobacco, the maximum additional monthly charge is $0.27 per month per $1,000 of specified amount.

Changes to “Surrender Charges” (under “POLICY CHARGES AND FEES”, sub-section “Surrender Charges”):

The following replaces the third sentence of the third paragraph of the “General” section under Surrender Charges:

The Surrender Charge will never exceed $55.05 per $1,000 of specified amount.

The following replaces the second sentence of the fourth paragraph of the “General” section” under Surrender Charges:

This charge would be imposed if you request a Reduction of Specified Amount with respect to all or part of the increased specified amount, and it is in addition to any Surrender Charge that would apply to the existing specified amount.

The following replaces the fifth paragraph of the “General” section under Surrender Charges:

The length of time during which Surrender Charges apply (“Surrender Charge Period”), whether the Surrender Charges relate to the Initial Specified Amount or any increase in specified amount, is determined by the age of the insured on the Policy Date or on the date of an increase in specified amount.  The length of the Surrender Charge Period with respect to a Reduction in Specified Amount does not vary by age and is always 10 years from the Policy Date for the Initial Specified Amount or from the effective date of each increase in specified amount.

For Full Surrenders —

If, on the Policy Date (or date	The Surrender Charge Period as it relates to the
of increase in specified amount),	Initial Specified Amount or any increase in
the insured is:	specified amount is

• Ages 0-55,	15 years
• Age 56,	14 years
• Age 57,	13 years
• Age 58,	12 years
• Age 59,	11 years
• Age 60 and above,	10 years

The Surrender Charge Period with respect to the Initial Specified Amount starts on the Policy Date.  The Surrender Charge Period with respect to any given increase in specified amount starts on the date of such increase.  A new Surrender Charge schedule will be applicable to each increase.  Each increase and its Surrender Charge Period is tracked separately for purposes of determining the applicable Surrender Charge.

The following replaces the second paragraph of the “Full Surrenders” section:

For example, the Surrender Charge for a Full Surrender of a policy at the end of the tenth policy year for a male, standard non-tobacco, issue age 45 with an Initial Specified Amount of $1,000,000 which has not been increased would be a) $17.71 multiplied by b) 1,000 ($1,000,000 divided by 1,000), or $17,710.

The following replaces the second sentence of the “Partial Surrender” section:

However, we reserve the right to limit the total mount of any Partial Surrender to 90% of the policy’s Surrender Value as of the date of your request for a Partial Surrender (see section headed “Policy Surrenders — Partial Surrenders” for a detailed discussion.)

The following replaces the last sentence of the “Mortality and Expense Risk Charge” section:

The current charge is the effective annual rate of 0.15% in policy years 1-15 and 0.00% in policy years 16 and beyond.

The following replaces the second sentence of the second paragraph of the “Administrative Fee” section:

The charge will never exceed $1.25 per month per $1,000 of Initial Specified Amount or increase in specified amount.

Changes to “Riders” under “YOUR INSURANCE POLICY”, sub-section “Riders”)”:

The following replaces the sample policy chart under sub-section headed “Enhanced Surrender Value Rider — Individual Basis.”  The values have changed due the changes in Charges and Fees described above:

	Without ESV Rider		With ESV Rider
End of Year	Accumulation Value	Surrender Value	Accumulation Value	Enhanced Surrender Value
1	49,494	0	49,494	49,494
2	102,671	44,636	101,735	101,735
3	159,805	104,275	157,864	157,864
4	221,192	168,212	218,170	218,170
5	287,146	236,791	282,964	282,964

Changes to the “Benefit Selection Option” (under “YOUR INSURANCE POLICY”“ sub-section “Benefit Selection Option”) :

The following replaces the example shown with respect to a Male, 55 Years Old, Standard Non-tobacco.  The values have changed due to the changes in Charges and Fees described above:

Male, 55 Year Old, Standard Non-tobacco

Benefit Selection Option	Monthly Administrative Expense Fee	Continuation of Coverage Specified Amount	Result

Election: None	$0.39167 per thousand of Specified Amount (higher)	100% of Specified Amount (higher)	This option offers the full specified amount during Continuation of Coverage. The price of the protection is reflected in the higher Monthly Administrative Expense Fee.

Election: 50%	$0.23751 per thousand of Specified Amount (lower)	50% of Specified Amount (lower)

This option offers less than the full specified amount during Continuation of Coverage. The Monthly Administrative Expense Fee is reduced in exchange. Therefore, this option allows somewhat more money to be invested in the Sub-Accounts or allocated to the Fixed Account while providing a part of the specified amount during Continuation of Coverage.

Election: 100%	$0.08333 per thousand of Specified Amount (lowest)	0% of Specified Amount (lowest)

This option offers no Continuation of Coverage specified amount*. The Monthly Administrative Expense fee is reduced in exchange. Therefore, this option allows more money to be invested in the Sub-Accounts or allocated to the Fixed Account.

The following replaces the two charts which show the hypothetical Accumulation Value, Continuation of Coverage Specified Amount and Illustrated Death Benefit Proceeds.  The values have changed due to the changes in Charges and Fees described above:

•  Insured: Male Preferred Non-tobacco, age 60

•  Specified Amount: $1,000,000

•  Annual Premium Payment: $36,000 for 40 years is paid at or before the beginning of each of the first 40 policy years

•  No Indebtedness on the policy

•  Death Benefit Option: 1 (level)

•  Death Benefit Qualification Test: Cash Value Accumulation Test

•  Assumed Investment Return: 8.00% gross (7.24% net)

•  Assumed Fixed Account Interest Rate: 5.05%

Benefit Selection Option %		0% (Not Elected)			50%			100%
End of Year	Age	Accumulation Value	Continuation of Coverage Specified Amount	Illustrated Death Benefit Proceeds	Accumulation Value	Continuation of Coverage Specified Amount	Illustrated Death Benefit Proceeds	Accumulation Value	Continuation of Coverage Specified Amount	Illustrated Death Benefit Proceeds
40	100	5,408,109	1,000,000	5,462,190	5,709,671	500,000	5,766,768	6,007,037	0	6,067,108
41	101	5,692,580	1,000,000	5,749,506	6,010,005	500,000	6,070,105	6,323,013	0	6,386,244
42	102	5,992,016	1,000,000	6,051,936	6,326,138	500,000	6,389,399	6,655,610	0	6,722,166
43	103	6,307,202	1,000,000	6,370,274	6,658,899	500,000	6,725,488	7,005,702	0	7,075,759

The following example uses the same policy and assumptions as the example above except that the Assumed Investment Return is 0.00% gross (-0.76% net):

Benefit Selection Option %		0% (Not Elected)			50%			100%
End of Year	Age	Accumulation Value	Continuation of Coverage Specified Amount	Illustrated Death Benefit Proceeds	Accumulation Value	Continuation of Coverage Specified Amount	Illustrated Death Benefit Proceeds	Accumulation Value	Continuation of Coverage Specified Amount	Illustrated Death Benefit Proceeds
40	100	28,002	1,000,000	1,000,000	234,712	500,000	500,000	441,430	0	445,844
41	101	29,475	1,000,000	1,000,000	247,058	500,000	500,000	464,650	0	469,296
42	102	31,025	1,000,000	1,000,000	260,053	500,000	500,000	489,091	0	493,982
43	103	32,657	1,000,000	1,000,000	273,732	500,000	500,000	514,817	0	519,966

Changes to Persistency Bonus (under “PREMIUMS”, sub-section “Persistency Bonus”):

The following replaces the first sentence under Persistency Bonus:

On each Monthly Anniversary Day beginning with the first Monthly Anniversary Day in policy year 16, we will credit a “Persistency Bonus” to Net Accumulation Values in each Sub-Account and the Fixed Account at an annual rate guaranteed to be not less than 0.20% of the values in each Sub-Account and the Fixed Account on the Monthly Anniversary Day.

Change to Introduction of “Death Benefit Options” (under “DEATH BENFITS”, sub-section “Death Benefit Options”):

The following replaces, in full, the first paragraph of the provision:

Three different death benefit options are available.  Your choice of option will depend on your insurance needs.  The options offered are intended to provide you with flexible solutions to changing insurance needs.  You may choose the death benefit option at the time you apply for your policy.  If you do not choose a death benefit option at that time, Death Benefit Option 1 will apply.  (See discussion under “Changes to the Initial Specified Amount and Death Benefit Options” for details as to the changes you are permitted to make in your choice of death benefit option after your policy has been issued.).  Your financial advisor can assist you in determining the Option that best needs your needs.

Changes to the Calculation of Death Benefits under “Death Benefit Proceeds” in the table:

The following replaces, in full, the description of the Death Benefit Proceeds under Option 2 in the table under the “Death Benefit Options” provision of the Death Benefits section of the prospectus.

Option	Death Benefit Proceeds Equal to the	Variability
2

The greater of:

a.                                      the sum of the Specified Amount plus the Net Accumulation Value as of the date of the insured’s death, less any Partial Surrenders paid after the date of death (i.e. Partial Surrender amounts we may have paid to the owner after the date of the insured’s death but before the death of the insured was reported to us); or

b.                                      the Specified Amount as of the date of the insured’s death, multiplied by 115%, less any Partial Surrenders after the date of death.

May increase or decrease over time, depending on the amount of premium paid and the investment performance of the Sub-Accounts or the interest credited to the Fixed Account.

The following replaces, in full, the description of the Impact on the Specified Amount after a switch from Option 2 to Option 1 in the table under “Changes to the Initial Specified Amount and Death Benefit Option” provision of the Death Benefits section.

Option Change	Impact
2 to 1

The Specified Amount will be increased by the greater of:

a.                                      the Accumulation Value as of the effective date of change; or

b.                                      the Specified Amount as of the Monthly Anniversary Day on or next following the date we receive the request for a change, multiplied by 15%.

(This changes the death benefit under the policy from one that may increase over time by the growth in the policy’s Net Accumulation Value to a level death benefit.)

Changes to the Partial Surrender Provision (under “POLICY SURRENDERS”; sub-section “Partial Surrender”).

The following replaces the third sentence under Partial Surrender:

The amount of any Partial Surrender may not exceed 90% of the policy’s Surrender Value as of the date of your request for a Partial Surrender.

Changes to No-Lapse Provision (under “LAPSE AND REINSTATEMENT”, sub-section “No-Lapse Provision”).

The following replaces the “Required annual premium amount” of the hypothetical example under the No-Lapse Provision.  The values have changed due to the changes in Charges and Fees described above:

	No-Lapse Provision with 10- year no-lapse period	No-Lapse Provision with 20- year no-lapse period
Required annual premium amount	$8,850	$9,920

Changes to “APPENDIX A”

The following replaces, in full, Appendix A.  The values have changed due to the changes in Charges and Fees described above:

EXAMPLE OF SURRENDER CHARGE CALCULATIONS:

The following hypothetical examples demonstrate the impact of Surrender Charges under different scenarios shown below for a male, standard non-tobacco, issue age 45 with an Initial Specified Amount of $1,000,000, no Indebtedness, assumed investment return of 8.00% (7.24% net) and a planned annual Premium Payment of $15,000:

1)  Fully surrender the policy at the end of the representative policy years shown:

End of Year	Accumulation Value	Surrender Charge	Surrender Value
1	10,303	29,620	0
10	143,001	17,710	125,291
16	308,647	0	308,647

In the table above, the Surrender Charge at the end of year 1 would be:

a)             $29.62 multiplied by

b)             1,000 ($1,000,000 divided by 1,000), or $29,620.

2)  Decrease the Initial Specified Amount by $250,000 from $1,000,000 to $750,000 at the end of the representative policy years shown:

End of Year	Surrender Charge
1	7,405
5	6,175
11	0

In the table above, the Surrender Charge at the end of year 1 would be:

a)             29.62 multiplied by

b)             250 ($250,000 divided by 1,000), or $7,405.

3)  Increase the Specified Amount by $500,000 from $1,000,000 to $1,500,000 at the beginning of year 7, at attained age 52, standard non-tobacco, and then Fully Surrender the policy at the end of the representative policy years shown:

End of Year	Accumulation Value	Surrender Charge on Initial $1,000,000 of Specified Amount	Surrender Charge on Additional $500,000 of Specified Amount	Total Surrender Charge	Surrender Value
9	113,998	19,190	16,155	35,345	78,653
12	168,482	14,630	13,870	28,500	139,982
16	262,238	0	10,535	10,535	251,703
22	463,988	0	0	0	463,988

In the table above, the surrender charge at the end of year 9 would be:

a)

(i)   19.19 multiplied by

(ii)  1,000 ($1,000,000 divided by 1,000), plus

b)

(i)   32.31 multiplied by

(ii)  500 ($500,000 divided by 1,000), or $35,345.

•                  At the end of year 9 and 12, the Surrender Charge equals the charge on the Initial Specified Amount plus the charge on the additional specified amount.

•                  At the end of year 16, the Surrender Charge for the Initial Specified Amount would have expired.

•                  At the end of year 22, the Surrender Charge for both the Initial and additional specified amount would have expired.

4)  Increase the Initial Specified Amount by $500,000 from $1,000,000 to $1,500,000 at the beginning of year 7, at attained age 52, standard non-tobacco, then decrease the specified amount by $900,000 from $1,500,000 to $600,000 at the end of the representative policy year shown:

End of Year	Surrender Charge on Initial $1,000,000 of Specified Amount	Surrender Charge on Additional $500,000 of Specified Amount	Total Surrender Charge
9	7,676	16,155	23,831
12	0	13,870	13,870
22	0	0	0

In the table above, the surrender charge at the end of year 9 would be:

a)

(i)   19.19 multiplied by

(ii)  400 ($400,000 divided by 1,000), plus

b)

(i)   32.31 multiplied by

(ii)  500 ($500,000 divided by 1,000), or $23,831.

•                  At the end of year 9, the Surrender Charge equals the charge on the Initial Specified Amount plus the charge on the additional specified amount.

•                  At the end of year 12, the Surrender Charge for the Initial Specified Amount would have expired after year 10.

•                  At the end of year 22, the Surrender Charge for both the Initial and additional specified amount would have expired after year 17.

Changes to the “GLOSSARY OF TERMS”

The following replaces the defined terms for Policy Year, Premium and Right to Examine Period located in the “Glossary of Terms”:

Term Defined	Definition

Policy Year (policy year)	Twelve month period(s) beginning on the Policy Date and extending up to but not including the next Policy Anniversary date.

Premium

The amount that you pay to us for your policy. You may select and vary the frequency and the amount of Premium. After the initial Premium is made there is no minimum premium required, except Premium to keep the policy in force. Premiums may be paid any time before the insured attains age 100.

Right to Examine Period

The period during which the policy may be returned to us for cancellation. It is the later of 45 days after the application is signed or ten days after you receive it (60 days after receipt for policies issued in replacement of other insurance).